SEC

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MAR 01 2019
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SEC FILE NUMBER
8-27779

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue S, Suite 500
(No. and Street)

Minneapolis (City) MN (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Glennie 952-746-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Suite 135 (Address) Burnsville (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MELISSA LEAH GLENNIE
Notary Public - Minnesota
My Commission Expires Jan. 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018 AND 2017

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. (a Minnesota corporation), as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), and Schedule IV, Reconciliation of FOCUS Report (IIA) as of December 31, 2017 to Audited Financial Statements as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Capital Management Securities, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Capital Management Securities, Inc.'s auditor since 2005.

Burnsville, MN

February 14, 2019

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 201,430	$ 269,508
Accounts Receivable	15,470	9,138
Prepaid Expenses	19,883	22,029
Commission Advances	23,193	
Prepaid Income Taxes	-	(900)
Total Current Assets	259,976	299,775
PROPERTY AND EQIPMENT		
Furniture and Equipment	65,485	65,485
Leasehold Improvements	11,763	11,763
Software	8,465	8,465
Total Property and Equipment	85,713	85,713
Less: Accumulated Depreciation and Amortization	(71,446)	(62,591)
Net Property and Equipment	14,267	23,122
TOTAL ASSETS	$ 274,243	$ 322,897
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	4,490	6,450
401(k) Payable	13,163	10,073
Accrued Payroll Taxes		5,262
Accrued Income Taxes	19,100	-
Total Current Liabilities	36,753	21,785
DEFERRED INCOME TAXES	12,700	6,600
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized, 9,105 and 12,214 Shares Issued and Outstanding	91	91
Additional Paid in Capital	(47,898)	(47,898)
Retained Earnings	272,597	326,017
Total Stockholder's Equity	224,790	278,210
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 274,243	$ 306,595

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUE		
Commissions	$ 499,511	$ 945,903
Office Rent	8,438	8,313
Management Fee	153,000	-
Interest	99	74
Other	79,442	64,114
Total Revenue	740,490	1,018,405
OPERATING EXPENSES		
Commissions	425,583	782,904
Salaries and Wages	53,910	91,557
Payroll Taxes	(9,300)	6,641
Employee Benefits	16,527	4,757
Advertising	-	-
Depreciation and Amortization	8,855	11,544
Dues and Subscriptions	336	7,939
Equipment Supplies and Rental	5,019	7,295
Insurance	8,224	11,987
Miscellaneous	6,188	2,782
Office Supplies and Printing	3,389	4,956
Postage	2,277	2,931
Professional Services	17,223	12,089
Regulatory Expense	16,465	14,218
Rent	26,652	35,736
Repairs and Maintenance	10,674	13,184
Sales and Use Tax	2,451	2,338
Telephone	6,470	3,214
Travel and Entertainment	3,642	4,191
Total Operating Expenses	604,585	1,020,263
Income from Operations		
Loss on Asset Dispositions	-	-
Income Before Income Taxes	135,905	(1,860)
Income Tax Expense	39,325	5,578
NET INCOME	$ 96,580	$ (7,438)

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2016	9,105	$ 91	$ 7,165	$ 333,455	$ 340,711
Repurchase of Stock	-	-	(55,063)	-	(55,063)
Net Income	-	-	-	(7,438)	(7,438)
BALANCE, December 31, 2017	9,105	91	(47,898)	326,018	278,211
Dividends Paid	-			(150,000)	(150,000)
Net Income				96,580	96,580
BALANCE, December 31, 2018	9,105	$ 91	$ (47,898)	$ 272,597	$ 224,790

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
Cash Flows from Operating Activities:				
Net Income	$	96,580	$	(7,437)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Depreciation and Amortization		8,855		11,544
Loss on Asset Dispositions				
(Increase) Decrease in Assets:		-		-
Accounts Receivable		(29,525)		7,374
Prepaid Expenses		2,146		(1,958)
Prepaid Income Taxes				5,499
Increase (Decrease) in Liabilities:				
Accounts Payable		(1,960)		(7,610)
Commissions Payable		(16,302)		24,115
401(k) Payable		3,090		(1,334)
Accrued Payroll Taxes		(5,262)		2,529
Accrued Income Taxes		18,200		
Deferred Income Taxes		6,100		(8,200)
Net Cash Provided by Operating Activities		81,922		24,522
Cash Flows from Investing Activities:				
Purchase of Property and Equipment		-		
Net Cash Provided (Used) by Investing Activities		-		-
Cash Flows from Financing Activities:				
Repurchase of Stock		(150,000)		(55,063)
Net Cash Provided (Used) by Financing Activities		(150,000)		(55,063)
Net Increase (Decrease) in Cash		(68,078)		(30,541)
Cash, Beginning of Year		269,508		300,049
Cash, End of Year	$	201,430	$	269,508
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year for:				
Income Taxes	$	(9,300)	$	7,649

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of restricted cash in the clearing deposit account at December 31, 2018 and 2017 was $15,088.74.

F. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2018 and 2017. Based upon management's analysis of outstanding accounts receivable as of December 31, 2018 and 2017 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Depreciation and amortization expense was $8,855 and $11,544 for the years ended December 31, 2018 and 2017.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

H. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the

period that includes the enactment date. Deferred income tax expense represents the change during the period in

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2014.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

   The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management – Management has evaluated subsequent events through February 14, 2019 which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the years ended December 31, 2018 and 2017 was $0.00 and $0.00, respectively.

M. Reclassifications – Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring December 31, 2019. Monthly base rent ranges from $0 to $4,991 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2018 and 2017 was $26,652 and $35,736 respectively.

The Company has also entered into various operating leases for equipment that expire through 2018. Equipment rent expense for the years ended December 31, 2018 and 2017 was $4,399 and $6,194, respectively. The equipment lease commitment includes a lease that is reimbursed by sales representatives.

Minimum future lease payments as of December 31, 2018 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2018	58,017	22,572	80,589
2019	59,888	22,572	82,460
2020	-	-	-

	$117,905	$45,144	$163,049

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2018 and 2017 approximately $559,188 and $235,428 or 39% and 30% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2018 and 2017.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2018 and 2017 consisted of:

	Federal	State	Total
December 31, 2018	$(3,600)	$(2,500)	$(6,100)
December 31, 2017	$(8,725)	$(6,075)	$(14,800)

The components for the provision for income taxes for the years ended December 31, 2018 and 2017 are as follows:

	Federal	State	Total
Year Ended December 31, 2018:			
Deferred Income Tax	$3,600	$2,500	$6,100
Current Income Tax			
Income Tax Expense	$3,600	$2,500	$6,100

	Federal	State	Total
Year Ended December 31, 2017:			
Deferred Income Tax	$4,800	$3,400	$8,200
Current Income Tax			
Income Tax Expense	$ 4,800	$3,400	$8,200

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

NOTE 6 – NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the company had net capital of $190,641 which was $165,641 excess of its required net capital of $25,000. The Company's net capital ratio was .138 to 1.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2018 AND 2017

	2018	2017
STOCKHOLDER'S EQUITY at End of Year	$ 224,791	$ 278,210
ADDITIONS	-	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	224,791	278,210
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	14,267	23,122
Prepaid Expenses	19,883	22,029
Prepaid Income Taxes	-	(900)
Nonliquid Receivables	-	-
Total	34,150	44,251
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	190,641	233,959
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	$ 190,641	$ 233,959
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	26,260	44,687
Required Percent	6.67%	6.67%
Basic Capital Requirement	1,752	2,541
Minimum Capital Required	25,000	25,000
EXCESS CAPITAL	$ 165,641	$ 208,959
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$ 26,260	$ 44,687
Net Capital	190,641	233,959
Percent of Debt to Net Capital	13.8%	19.1%

See independent auditors' report

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2018 AND 2017

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

See independent auditors' report.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2018 AND 2017

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2018
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

	Balance Per Focus Report on December 31, 2018	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2018
Total Assets	$ 274,415			274,415
Less: Total Liabilities	49,424			49,424
Net Worth	224,991			224,991
Less: Non-Allowable Assets	57,563			57,563
Tentative Net Capital	167,428			167,428
Less: Securities Haircuts	-			-
Net Capital	$ 167,428			$ 167,428

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Capital Management Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Management Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Capital Management Securities, Inc.'s management is responsible for Capital Management Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burnsville, MN

February 14, 2019

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Capital Management Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burnsville, MN

February 14, 2019

CAPITAL MANAGEMENT SECURITIES, INC.
FINRA BROKER/DEALER, MEMBER SIPC
500 WELLS FARGO PLAZA • 7900 XERXES AVENUE SOUTH • MINNEAPOLIS, MINNESOTA 55431-1107 • 952.893.1200 • FAX 952.893.0133

Management Statement Regarding Compliance with
Certain Provisions of SEC Rule 17a-5

February 14, 2019

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Capital Management Associates, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2018 through December 31, 2018 without exception.

Capital Management Securities, Inc.

Gregory A. Stroh
President